October 24, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Li Xiao Michael Fay Benjamin Richie Katherine Bagley

Re:	ScanTech AI Systems Inc. Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form S-4 Submitted October 1, 2024 CIK No. 0001994624

Dear Madam and Sirs:

ScanTech AI Systems Inc., a Delaware corporation (the “Company”), submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2024 on the Company’s Amendment No. 2 to Registration Statement on Form S-4 previously submitted on October 1, 2024 (the “Amendment No.2”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”) to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Sources and Uses of Funds after the Closing of the Business Combination, page 46

1.	We note your disclosure that "every issued and outstanding ordinary share that is not redeemed and sold (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business Combination Agreement." Please clearly indicate, and quantify as appropriate, the additional benefit that the Insiders and Maxim will receive from the extra shares. Revise your risk factors and "Interests of Insiders in the Business Combination" sections to disclose that Insiders will receive this benefit if the transaction is approved, and disclose whether the ability of Insiders and Maxim to receive extra shares is typical of other similar business combination transactions where non-redeeming public holders are entitled to receive additional securities.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page, pages 15, 30, 47, 48, 64, 133, 135 and 150.

Risk Factors

Nasdaq may delist Mars' securities from trading on its exchange prior to the Business Combination . . ., page 77

2.	You disclose that "Mars has until September 30, 2024 to demonstrate compliance with the initial listing requirements upon closing of the business combination with ScanTech." Please revise to clarify whether Mars has demonstrated compliance by this deadline.

Response: In response to the Staff’s comments, we have revised the disclosure on page 80.

Background of the Business Combination, page 133

3.	We note your revised disclosure related to the Conversion and Mutual Release Agreement, the Loan Exchange and Release Agreement, and the Creditor Conversion Agreement, including that the relevant parties agreed to exchange certain debt and securities for predetermined amounts of PubCo common stock. Please revise your disclosure to quantify these predetermined share amounts, and file the Conversion and Mutual Release Agreement, Loan Exchange and Release Agreement, and any other material agreements described in this section as exhibits to your registration statement. Please also revise your tables throughout the filing, as appropriate, to account for these share issuances.

Response: In response to the Staff’s comments, we have filed the relevant agreements as exhibits. We have revised the disclosure on page 148 and 199 to quantify these predetermined share amounts. The parties to the agreements will receive the predetermined share amounts from the 14,184,397 Pubco Common Stock to be issued as Merger Consideration.

4.	We note the following issues related to your disclosure regarding your commercialization of your scanners:

Your disclosure notes that ScanTech achieved a major milestone under the Distribution Agreement with Visiontec Systems, and that based on performance, OPG has indicated to ScanTech that it would be interested in acquiring additional scanners for deployment in its other nuclear power facilities. Please revise your disclosure to clarify whether this indication is binding.

Response: In response to the Staff’s comments, we have revised the disclosure on page 149.

Please provide support for your disclosure on page 146 noting that there is "growing interest from state and local entities" for your scanner, given that it appears this interest is limited to OPG.

Response: In response to the Staff’s comments, we have revised the disclosure on page 149.

You disclose that "[t]he successful commercialization at OPG positions ScanTech for further opportunities in nuclear infrastructure protection globally." Given that this commercialization has occurred in one geographic location, please provide the basis for this statement and characterize it as management's opinion or belief.

Response: In response to the Staff’s comments, we have revised the disclosure on page 149.

You disclose that "these operational improvements . . . translate . . . to higher probability of timely meeting of projections." Please revise your disclosure to provide additional detail supporting your belief that there is a "higher probability" of timely meeting of projections, and clarify whether and how the board considered timeliness as an assumption underlying the projections disclosed in the filing to arrive at the previous valuation of ScanTech. Your discussion should reference the specific, projected metrics and underlying assumptions you believe are impacted by the disclosed operational improvements. In addition, please provide additional detail regarding how the board considered the higher probability in arriving at the increased Merger Consideration of $140,000,000, including how the company calculated the increased valuation for ScanTech.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 149 and 150.

Unaudited Pro Forma Condensed Combined Financial Information, page 182

5.	You set forth in response to comment 5, and pro forma adjustment (V), that shares under the Equity Incentive Plan will vest over a 3 year period. Please clarify whether the adjustments for $11,948,886 and $10,192,902 currently labeled as adjustment (U) on page 191 should be labeled as adjustment (V). In addition, please present the equity compensation as an operating expense and in the same line or lines as cash compensation paid to the same employees or nonemployees, for the periods presented. Refer to SAB Topic 14.F for guidance.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 195 and 203.

6.	We note your response to comment 6 and pro forma adjustment (F). Please also disclose the number of Earnout shares that are potentially issuable and include it in your dilution sources at page 185.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 189 and 196.

7.	We note adjustments (G.5) and (G.9) refer to new, Senior Secured Promissory Notes. Please disclose the maturity date and payment schedule for each promissory note, and any other material terms.

Response: In response to the Staff’s comments, we have revised the disclosure on page 198.

Industry Opportunity, page 220

8.	We note your response to prior comment 7. Please revise to disclose the material terms of the Distributorship Agreement with XRC.

Response: In response to the Staff’s comments, we have revised the disclosure on page 228.

Payments Triggerable by Business Combination, page 228

9.	We note your revised disclosure in response to prior comment 8. Please revise the disclosure here, as you do on page F-87, to clarify the terms of the various agreements with Taylor Freres or its affiliates, including the services provided by Taylor Freres to the Company, and discuss why the parties entered into a settlement agreement.

Response: In response to the Staff’s comments, we have revised the disclosure on page 234.

Enforcement of Civil Liabilities, page 261

10.	We note your revised disclosure on page 261 that "it may not be possible to effect service of process within the United States upon such individuals, or to enforce against such individuals in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States." However, you disclose in your risk factor on page 68 that "we believe there are no . . . legal barriers from Canada, Malta or the United Kingdom to investors being able to effect service of process and enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws." Please revise your risk factor to disclose, as you do in this section, that there may be limitations on service of process and enforcement of judgments in the relevant jurisdictions. Ensure the heading of your risk factor conveys this risk. In addition, please revise your disclosure on page 261 to describe in more detail the jurisdictions outside of the United States where your directors, officers, and affiliates reside or hold assets, and provide a detailed description of the limitations on service of process and enforcement of judgments obtained in the United States in these respective jurisdictions.

Response: In response to the Staff’s comments, we have revised the disclosure regarding the limitations on service of process and enforcement of judgments in the relevant jurisdictions on pages 51, 69, and 70. In addition, we have revised the disclosure on page 270.

Exhibits

11.	Please file the Seaport Group SIBS LLC and Aegus Corp. Promissory Bridge Notes and any related amendments as exhibits to your registration statement. As a related matter, we note that Amendment No. 4 to the Business Combination Agreement indicates that these Bridge Notes are "as amended." In an appropriate place in your registration statement and as applicable, please disclose the material terms of any amendments to these Promissory Bridge Notes.

Response: In response to the Staff’s comments, we added the Promissory Bridge Note with Aegus Corp., dated March 27, 2024, as Exhibit 10.26, and the Promissory Bridge Note with Seaport Group SIBS LLC, dated May 7, 2024, as Exhibit 10.27. As of the date of this prospectus, the parties have not entered into any amendments to either of the promissory notes.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Amedment No. 3, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Karl Brenza
Karl Brenza

cc:	Fang Liu, Esq.
VCL Law LLP